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Re:	Motorcar Parts of America, Inc.
Form 10-K for the fiscal year ended March 31, 2013
Filed June 17, 2013
Amendment 1 to Form 10-K for the fiscal year ended March 31, 2013
Filed July 29, 2013
Form 10-Q for the fiscal quarter ended September 30, 2013
Filed November 12, 2013
File No. 001-33861

Dear Ms. Cvrkel:

On behalf of Motorcar Parts of America, Inc. (the "Company"), we submit this letter in response to the comments and requests for additional information contained in the letter (the "Comment Letter") from the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission, dated February 12, 2014 related to the above-referenced reports on Form 10-K filed for the fiscal year ended March 31, 2013 which was filed on June 17, 2013 (the "Form 10-K"), Amendment 1 to the Form 10-K which was filed on July 29, 2013 (the "Form 10-K/A") and Form 10-Q for the fiscal quarter ended September 30, 2013 which was filed on November 12, 2013 (the "Form 10-Q").

For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented.

*    *    *    *

February 25, 2014

Form 10-K
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
Liquidity and Capital Resources, page 38
Cash Flows, page 40

1.	Please revise your MD&A discussion of cash flows from operating, investing and financing activities to cover the three years presented in your financial statements as required by Item 303(a) of Regulation S-K.

Response: The Company informs the Staff that in future Form 10-K filings the Company will include discussion of the cash flows from operating, investing and financing activities to cover the three years presented in the corresponding financial statements.

Capital Resources, page 40
Debt, page 40
Parent Company Credit Agreement, page 40

2.	We note from page 41 that on June 14, 2013, you received a waiver of events of default at March 31, 2013 for the qualified opinion in your financial statements related to the going concern. In this regard, please tell us the period of waiver and whether you expect to regain compliance at the next measurement date. Refer to ASC- 470-10-45-1.

Response: The Company informs the Staff that the June 14, 2013 waiver was for that specific event and had no expiration date. The next measurement date will be in June 2014 when the Company completes its financial statements for the year ended March 31, 2014. In compliance with ASC 470-10-45-1, the Company continues to classify the obligation as noncurrent as the Company expects to comply with this covenant at the next applicable measurement date.

Financial Statements, page 62
Consolidated Balance Sheet, page F-1

3.	Reference is made to the line item caption Customer finished goods returns on the face of the balance sheet. Please tell us and revise your notes to the financial statements to disclose the nature of the amounts classified within current liabilities. Your revised disclosures should include the company's accounting policy for such amounts and clearly describe how such amounts differ from or relate to the customer core returns accrual classified within non-current liabilities.

Response: The Company informs the Staff that the Customer finished goods returns accrual line item and the customer core returns accrual line item each relates to different portions of finished goods (non-core and core) that are subject to different policies to arrive at their respective classifications on the balance sheet. The Company's current disclosure of these policies, set forth in Note 2 to the Company's financial statements and described below, include the accounting policies, nature and classification of each of the accruals. Note 2 also sets forth a description of those two inventory types beginning on page F-7.  The disclosure notes that non-core finished goods inventory is classified separately from the cores contained in finished goods inventory on our balance sheet. The Company will clarify in future disclosure that the accruals for these two inventory types are also calculated and classified separately.

February 25, 2014

Customer finished goods returns accrual: The Customer finished goods returns accrual line item is the estimate of the Company's exposure to customer returns, including warranty returns under its general policy to allow customers to return items that their end user customers have returned to them and from time to time, stock adjustment returns when the customers' inventory of certain products exceed the anticipated sales to end-user customers. The Customer finished goods returns accrual represents the non-core sales value of the estimated returns.  We have classified the Customer finished goods returns accrual as a current liability due to the expectation that these returns will come within the next 12 month period.

With respect to the Customer finished goods returns accrual line item, as disclosed on page F-12 of the Form 10K:

"The Company allows customers to return slow moving and other inventory.  The Company provides for such returns of inventory by reducing revenue and cost of sales for the unit value of goods sold that are expected to be returned based on a historical return analysis and information obtained from customers about current stock levels."

  Further, with respect to the warranty portion of the finished goods return accrual, as disclosed on page F-18 of the Form 10-K:

"The Company allows its customers to return goods to the Company that their end-user customers have returned to them, whether the returned item is or is not defective (warranty returns). The Company accrues an estimate of its exposure to warranty returns based on a historical analysis of the level of this type of return as a percentage of total unit sales."

Customer core returns accrual: By contrast, the Customer core returns accrual line item represents the Company's obligation to provide a credit to customers upon their returns of Used Cores to the Company under the Company's core exchange program. The Customer core returns accrual represents the core value of the estimated returns.

With respect to the Customer core returns accrual, as disclosed on page F-10 of the Form 10-K:

"The Company classifies the portion of core liability related to the core inventory purchased and on the shelves of its customers as long-term liabilities. Upon the sale of a Remanufactured Core, a core liability is created to record the obligation to provide its customer with a credit upon the return of a like core by the customer. Since the return of a core is based on the sale of a remanufactured automobile part to an end user of its customer, the offset to this core liability generated by its return to the Company by its customer is followed by the sale of a replacement remanufactured auto part, (which includes the transfer of a remanufactured core,) and thus a portion of the core liability is continually outstanding and is recorded as long-term. The amount the Company has classified as long-term is the portion that management projects will remain outstanding for an uninterrupted period extending one year from the balance sheet."

February 25, 2014

Consolidated Statements of Cash Flows, page F-5

4.	Reference is made to the Provision for inventory reserves and Provision for customer payment discrepancies in the amount of $17,383,000 and $2,035,000, respectively for fiscal 2013 under cash flows from operating activities. Please explain to us the nature, facts, and circumstances surrounding the increase in both provisions during fiscal 2013 relative to amounts recognized in prior years. Assuming a satisfactory response, please revise MD&A to discuss the reason(s) for the change given its significance relative to prior years as it is not evident from current disclosures contained elsewhere in the filing.

Response: The Company informs the Staff that the increase in the provisions made for each of the Allowance for excess and obsolete inventory, and the Allowance for customer payment discrepancies resulted primarily from the decision to discontinue the business relationship between the Company's Fenco subsidiary and a major customer.  As a result of the expected drop in business volume related to this discontinuation and the increased difficulty it may pose to resolve payment discrepancy issues, the provisions for both these allowance accounts were increased based on the estimated impact the customer discontinuation would have on each provision item noted above.

The Company notes that the net change in the allowance for customer payment discrepancies impacts the Company's net sales line item and the net change in the allowance for excess and obsolete inventory impacts the cost of goods sold line item. The Company disclosed the discontinuation of the relationship with a major customer in the reasons for changes in those line items set forth on pages 31 and 32 of the Form 10-K.  The Company also included the following disclosure on page F-8 of the Form 10-K:

 "The Company had recorded $24,993,000 and $11,308,000 for excess and obsolete inventory at March 31, 2013 and 2012, respectively. This increase was primarily recorded in the Company's undercar product line segment in connection with a major customer with whom Fenco discontinued its relationship during the third quarter of fiscal 2013."

The Company believes that it adequately disclosed the impact of this provision on its statement of operations and balance sheet. Although there were other, more significant, changes in cash flows in the periods that were discussed, the Company will also include the information relating to these provisions in future discussions of cash flows.

5.	Reference is made to share-based compensation expense of $1,083,000 and the exercise of stock options of $73,000 presented in the statements of cash flows. Please reconcile for us the amounts presented on the statements of cash flows to the amounts included in the statements of shareholders' equity for share-based compensation expense and exercise of stock options as we were unable to determine where such amounts were reflected in the statements of shareholders' equity for the fiscal period ended March 31, 2013.

February 25, 2014

Response: The Company informs the Staff that share-based compensation expense of $1,083,000 as presented in the statements of cash flows consists of $752,000 of compensation recognized under employee stock plans (which is separately reported in the statements of shareholders' equity) plus $331,000 of compensation expense recognized related to 51,167 of restricted common stock issued to Selwyn Joffe, CEO.

The $331,000 is reported in the statements of shareholders' equity, net of $163,000 (which is separately reported in statements of cash flows) related to 25,137 of shares withheld and paid to taxing authorities to cover the minimum employee taxes and plus $73,000 (which is separately reported in the statements of cash flows) of cash received for the exercise of stock options for a net total of $241,000 reported in the statements of shareholders' equity under the caption Common stock issued under stock plans, net of shares withheld for employee taxes.

Notes to Consolidated Financial Statements, page F-6
6. Accounts Receivable – Net, page F-18

6.	Reference is made to customer allowances earned and customer core returns accrual of $(22,878,000) and $(21,222,000), respectively at March 31, 2013. Please describe for us in greater detail the nature of the allowances, your policy and basis for estimating the allowances and where within your statements of operations the provisions for the allowances are recognized. Assuming a satisfactory response, please revise the notes to your financial statement to provide enhanced disclosure surrounding each of the aforementioned allowances given the significance of their account balances at each period end.

Response:

Customer Allowances: The Company informs the Staff that, as disclosed on page F-13 of the Form 10-K:

"Marketing Allowances - The Company records the cost of all marketing allowances provided to its customers. Such allowances include sales incentives and concessions. Voluntary marketing allowances related to a single exchange of product are recorded as a reduction of revenues at the time the related revenues are recorded or when such incentives are offered. Other marketing allowances, which may only be applied against future purchases, are recorded as a reduction to revenues in accordance with a schedule set forth in the relevant contract. Sales incentive amounts are recorded based on the value of the incentive provided. See "Commitments and Contingencies" note for a description of all marketing allowances."

February 25, 2014

The Company also informs the Staff that, as disclosed on page F-27 and F-28 of the Form 10-K:

"The Company has or is renegotiating long-term agreements with many of its major customers. Under these agreements, which typically have initial terms of at least four years, the Company is designated as the exclusive or primary supplier for specified categories of remanufactured alternators and starters. In consideration for the Company's designation as a customer's exclusive or primary supplier, the Company typically provides the customer with a package of marketing incentives. These incentives differ from contract to contract and can include (i) the issuance of a specified amount of credits against receivables in accordance with a schedule set forth in the relevant contract, (ii) support for a particular customer's research or marketing efforts provided on a scheduled basis, (iii) discounts granted in connection with each individual shipment of product, and (iv) other marketing, research, store expansion or product development support. These contracts typically require that the Company meet ongoing standards related to fulfillment, price, and quality. The Company's contracts with major customers expire at various dates through March 2019.

The Company typically grants its customers marketing allowances in connection with these customers' purchase of goods. The Company records the cost of all marketing allowances provided to its customers. Such allowances include sales incentives and concessions and typically consist of: (i) allowances which may only be applied against future purchases and are recorded as a reduction to revenues in accordance with a schedule set forth in the long-term contract, (ii) allowances related to a single exchange of product that are recorded as a reduction of revenues at the time the related revenues are recorded or when such incentives are offered, and (iii) allowances that are made in connection with the purchase of inventory from a customer.

The following table presents the breakout of allowances discussed above, recorded as a reduction to revenues in the years ended March 31:

	Years Ended March 31,
	2013	2012	2011

Allowances incurred under long-term customer contracts	$13,831,000	$11,830,000	$13,988,000
Allowances related to a single exchange of product	33,491,000	30,998,000	17,552,000
Allowances related to core inventory purchase obligations	2,615,000	3,030,000	1,455,000

Total customer allowances recorded as a reduction of revenues	$49,937,000	$45,858,000	$32,995,000

The following table presents the commitments to incur allowances, excluding allowances related to a single exchange of product, which will be recognized as a charge against revenue, and customer Remanufactured Core purchase obligations which will be recognized in accordance with the terms of the relevant long-term customer contracts:

February 25, 2014

Year Ending March 31,
2014	$15,297,000
2015	9,626,000
2016	4,641,000
2017	4,484,000
2018	3,891,000
Thereafter	5,741,000

Total marketing allowances	$43,680,000

The $22,878,000 appearing as a reduction of Accounts Receivable – Trade is the "earned" portion of these marketing allowances to be taken by the customer per the appropriate customer contract or customer purchase order terms.  The customer allowances earned are a deduction from the Company's gross sales to arrive at the Net Sales value reported in the statement of operations

Customer Core Return Accruals: With respect to the Customer core return accruals, the Company directs the Staff to the to the Company's response to comment #3 above. The Company also discloses, within the Revenue Recognition section of Note 2 (Summary of Significant Accounting Policies) to the Company's consolidated financial statements, the basis for estimating the accrual and its treatment in the Company's financial statements.

In future filings, the Company will include a cross reference in Note 6 (Accounts Receivable – Net) to the discussions of the customer allowances earned and customer core returns accruals contained elsewhere in the notes to the Company's financial statements.

Schedule II – Valuation and Qualifying Accounts, page S-1

7.	Please explain the reason(s) for the significant increases in each allowance account during fiscal 2013. Your response should address the large amounts charged to expense for the year ended March 31, 2013.

Response: The Company informs the Staff that, as explained more fully in the Company's response to comment #4 above, the significant increases in each allowance account during fiscal 2013 were primarily due to the charges and provisions relating to the discontinuation of the business relationship between the Company's Fenco subsidiary and a major customer.  As a result of the expected drop in business volume related to this discontinuation and the increased difficulty it may pose to resolve payment discrepancy issues, the Allowance for customer payment discrepancies and the Allowance for excess and obsolete inventory increased based on the estimated impact the customer discontinuation would have on each allowance item.

Amendment Number 1 to Form 10-K
Item 10. Directors, Executive Officers and Corporate Governance, page 4

8.	We note your disclosure that Mr. Adelson is an "active member of Board of Directors of various middle-market businesses as well as several recognized non-profit organizations, such as the USC Entrepreneur Program." Please confirm that in future filings you will revise to indicate the directorships held by Mr. Adelson over the past five years. Refer to Item 401(e)(2) of Regulation S-K.

February 25, 2014

Response: The Company acknowledges Item 401(e)(2) of Regulation S-K and confirms that in future filings the Company will include the directorships held by Mr. Adelson over the preceding five years.

Item 11. Executive Compensation, page 9
Summary Compensation Table, page 13

9.	We note that you have disclosed in the "Bonus" column rather than the "Non-Equity Incentive Plan Compensation" column amounts earned pursuant to your annual bonus program, which is based on the "achievement of strategic business objectives, desired company performance, and individual performance goals." Please advise regarding your basis for disclosing these amounts in the "Bonus" column. For guidance, refer to Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations. Alternatively, in future filings, please disclose these amounts, for example the "OGSM Bonuses" in the "Non-Equity Incentive Plan Compensation" column and, to the extent discretionary payments are made, such as the "Non-OGSM Bonuses," disclose those amounts in the "Bonus" column. We also note your disclosure on page 13 that the Compensation Committee has not yet made its final determination of OGSM Bonuses for fiscal 2013. Based on this, please tell us why Mr. Joffe's bonus compensation on page 15 appears to be significantly higher than the amount indicated on page 14.

Response: The Company informs the Staff that during its determination of the OGSM bonuses for each named executive officer, our Compensation Committee reviews the Company's and each named executive officer's individual performance for the applicable year.  However, as indicated on page 11 of the disclosure, the OGSM bonuses are determined in a non-formulaic manner and no weighting is given to the achievement of any strategic business objectives or individual performance goals.  The Compensation Committee, in its discretion, determines the final amounts of the OGSM bonuses to be paid to each individual after assessing the named executive officers' individual performance and the achievement of the applicable strategic business objectives, as well as taking into account any other factors (including factors that were not performance objectives) that it deems relevant in its discretion.  Accordingly, we believe the OGSM bonus amounts are appropriately disclosed in the "Bonus" column of the Summary Compensation Table.

The bonus compensation disclosed for Mr. Joffe in the Summary Compensation Table, which equals $1,037,707, takes into account the following amounts: (a) (i) Mr. Joffe's $125,000 Non-OGSM Bonus, (ii) Mr. Joffe's $250,000 signing bonus paid in connection with his entrance into a new employment agreement, (iii) Mr. Joffe's $500,000 guaranteed bonus pursuant to his new employment agreement, and (iv) Mr. Joffe's $162,607 cash bonus, which was made to cover his tax withholding obligations with respect to the stock options granted to him on December 28, 2012, in each case, as disclosed on page 14, plus (b) the $100 bonus paid to each Company employee in December 2013, as disclosed in Note 1 to the Summary Compensation Table.

February 25, 2014

Form 10-Q for the Fiscal Quarter ended September 30, 2013
2. Discontinued Operations and Deconsolidation of Fenco, page 9

10.	We note from your disclosure that as a result of the loss of control of Fenco in May 2013 you deconsolidated the assets and liabilities of Fenco from your consolidated financial statements and the Fenco Entities filed a voluntary petition for relief under Chapter 7. We also note beginning the quarter ended June 30, 2013 you reported the results of operations from Fenco as discontinued operations. In this regard, please explain to us and revise your disclosures to discuss why you believe it is appropriate to report the results of operations from Fenco as discontinued operations. As part of your response and revised disclosure, please tell us the basis for concluding that all conditions outlined in ASC 205-20-45-1 were met as of the quarter ended June 30, 2013 and what involvement, if any, you continue to have in the operations of Fenco.

Response: The Company acknowledges the Staff's comment.  In response, the Company notes that ASC-205-20-45-1 outlines the following conditions regarding the reporting of discontinued operations:

The results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9, shall be reported in discontinued operations in accordance with paragraph 205-20-45-3 if both of the following conditions are met:

a)	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

b)	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

As disclosed on page 9 of the Company's Form 10-Q for the period ended June 30, 2013 and page 9 of the Company's Form 10-Q for the period ended September 30, 2013, In May 2013, Fenco appointed a new board of independent directors, hired an independent chief restructuring officer and all its previously existing officers resigned from FAPL. On June 10, 2013, each of FAPL, Introcan and Introcan's subsidiaries, Flo-Pro Inc., LH Distribution Inc., Rafko Logistics Inc., Rafko Holdings Inc. and Rafko Enterprises Inc., filed a voluntary petition for relief under Chapter 7 of Title 11 of the United States Code (the "Bankruptcy Code") in the U.S. Bankruptcy Court for the District of Delaware.  As a result of the loss of control of Fenco and the subsequent filing of the petition for relief under the Bankruptcy Code, Fenco had effectively been disposed of and the Company did not and does not retain any continuing involvement in the operations of Fenco.

February 25, 2014

Form 8-K filed November 13, 2013
Exhibit 99.1

11.	We note from your Form 8-K filed November 13, 2013, as well as other earnings releases, you have presented what appears to be a non-GAAP income statement. Please be advised that the presentation of a full non-GAAP income statement may place undue emphasis on the non-GAAP information and therefore is not considered appropriate. In this regard, if you wish to present and discuss individual non-GAAP measures, we believe each individual measure should be presented and reconciled separately. Please revise accordingly. Refer to the guidance outlined in the Division of Corporation Finance's Compliance and Disclosure Interpretations regarding Non-GAAP measures maintained on the Commission's website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: The Company acknowledges the guidance regarding non-GAAP financial measures and informs the Staff that it in future releases the Company will no longer present a full non-GAAP income statement and will instead present and discuss individual non-GAAP measures and provide a reconciliation of such measures to the closest GAAP measurement.

February 25, 2014

Once you have had time to review the Company's response to the Staff's comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have.  Please feel free to contact me by telephone at (213) 891-7421.

Sincerely,

/s/ Steven B. Stokdyk
Steven B. Stokdyk
of Latham & Watkins LLP

cc:	Michael Umansky, Motorcar Parts of America, Inc.
Selwyn Joffe, Motorcar Parts of America, Inc.
David Lee, Motorcar Parts of America, Inc.
Kevin Daly, Motorcar Parts of America, Inc.
Mark Sogomian, Ernst & Young LLP